SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F     ☒     Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     ☐     No    ☒

This Report on Form 6-K contains:

-	Adecco SA: Release on postponement of announcement of FY 2003 audited results (12 January 2004)

Adecco S.A. delays announcement of FY 2003 audited results

CHESEREX, SWITZERLAND, January 12, 2004 – Adecco S.A. announced that it does not expect the audit of its consolidated financial statements for the 2003 fiscal year, ended on December 28, 2003, to be completed by Adecco’s auditors, by the previously announced release date of February 4, 2004.

The reasons for the delay in completion of the audit include:

•	The identification of material weaknesses in internal controls in the Company’s North American operations of Adecco Staffing

•	The resolution of possible accounting, control and compliance issues in the Company’s operations in certain countries

•	The completion of the Company’s efforts to address these matters and determine their effect on the Company’s consolidated financial statements.

In this regard an independent Counsel has been appointed by the Audit & Finance Committee of the Company’s Board of Directors to conduct an investigation.

The Company is not yet able to predict when the 2003 audit of its consolidated financial statements will be completed.

Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Adecco S.A. as of the date of the release, and we assume no obligation to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things: the time necessary to complete and the results of the investigation; and the effect of the results of the investigation on the completion of the audit.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, and in our other reports filed from time to time with the Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and Jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHHCareer Services encompasses our portfolio of outplacement and coaching; Jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Additional information is available at the Company’s website at www.adecco.com, in the Investor Relations Document Library (see Annual & Interim Reports)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 12 January 2004	By:	/s/ Felix Weber

Felix Weber Chief Financial Officer

Dated: 12 January 2004	By:	/s/ Hans R. Brütsch

Hans R. Brütsch Corporate Secretary